FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRESS RELEASE 12 February 2007 SUEZ ENVIRONMENT 1, rue d’Astorg - 75008 PARIS – France Tel: +33 (0)1 58 18 50 00 www.suez-environnement.com

SUEZ ENVIRONMENT ACQUIRES A WATER DISTRIBUTION UTILITY IN THE UNITED STATES

United Water, a water and wastewater subsidiary of SUEZ Environment in the United States, has just finalized the acquisition1 of the Aquarion Water Company of New York for $28 million.

Serving more than 677,000 inhabitants in 53 cities of the States of Connecticut, New York, Massachusetts and New Hampshire, Aquarion is one of the ten largest water distribution utilities in the United States.

The acquisition will strengthen the position of United Water in the New York area, where the company already provides water services to more than 150,000 inhabitants and create large-scale synergies.

“After the excellent results posted in recent months, this acquisition is the perfect illustration of our drive. SUEZ Environment intends to assert its leadership by creating national leaders and through value-creating acquisitions,” stated Jean-Louis Chaussade, CEO of SUEZ Environment. “The acquisition of Aquarion is fully in line with our development strategy in the United States, where we wish to make use of consolidation to increase the marketshare of United Water.”

Present on the American market since 1869, United Water is number 2 in the US and provides water and wastewater services to 7 million people in 20 states in the USA. United Water owns and operates 25 utilities on the regulated market and manages 65 operation and maintenance contracts, including four of the largest municipal contracts in the country.

SUEZ Environment, a SUEZ business line, provides equipment and services that protect the environment and deliver the essentials of life. Its activities include drinking water production and distribution, wastewater collection and treatment, and waste treatment and recovery. Backed by its experience in the water and waste cycles, SUEZ Environment has a wide-ranging portfolio of know-how providing a sustainable solution to the requirements of local authorities and businesses. SUEZ Environment employs over 72,130 people worldwide and in 2005, generated turnover of 11.1 billion euros

Press Contacts:

Hélène Enginger: + 33 (0)1 58 18 45 94 / +33 (0)6 79 83 65 55

Héloïse Rothenbühler: +33 (0)1 58 18 54 61 / +33 (0)6 73 88 81 92

For further information about SUEZ Environment,

please visit: www.suez-environnement.com

[1]	The transaction is subject to the approval of the New York Public Service Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2007	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary